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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D. B. McKenna & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main Street
(No. and Street)

Bennington (City) Vermont (State) 05201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald McKenna 802-447-1538
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feiden & Greenberg, CPA's
(Name — *if individual, state last, first, middle name*)

737 Main Street (Address) Bennington (City) Vermont (State) 05201 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. B. McKenna & Co., Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Wendy Morgan
Bennington, VT 05201
My commission expires: 2/10/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vermont
737 MAIN STREET • BENNINGTON 05201
802-442-5433 • FAX 442-7033

new york
4 AIRLINE DRIVE • SUITE 205 • ALBANY 12205
(518) 452-9363 ALBANY OFFICE
(518) 452-9360 BENNINGTON OFFICE
(518) 452-9414 FAX



FEIDEN & GREENBERG

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors of
D.B. McKenna & Co., Inc.
207 West Main Street
Bennington, Vermont 05201

We have audited the accompanying comparative balance sheet of D.B. McKenna & Co., Inc. as of December 31, 2001 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Respectfully submitted,



FEIDEN & GREENBERG, CPA'S

February 4, 2002

#92-0000310

EXHIBIT B

D.B. MCKENNA & CO., INC.
COMPARATIVE BALANCE SHEET
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 183,794	$ 207,356
Accounts Receivable	512	2,740
TOTAL CURRENT ASSETS	184,306	210,096
INVESTMENTS		
Listed Securities (At Market)	223,393	373,726
FIXED ASSETS		
Equipment	$ 62,824	$ 62,393
Less: Reserve for Depreciation	42,385	(37,789)
TOTAL FIXED ASSETS	20,439	24,604
TOTAL ASSETS	$ 428,138	$ 608,426
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Payroll	$ 98,366	$ 91,451
Accrued Corporate Tax	605	571
Accrued Retirement	36,967	110,868
TOTAL CURRENT LIABILITIES	135,938	202,890
STOCKHOLDERS EQUITY		
Common Stock - No Par - 10 Shares, Authorized Issued & Outstanding - at Cost	8,000	8,000
Unrealized gain on Securities	191,672	292,325
Retained Earnings	92,528	105,211
TOTAL STOCKHOLDERS EQUITY	292,200	405,536
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 428,138	$ 608,426

See Accountants' Audit Report.

FEIDEN & GREENBERG

EXHIBIT C

D.B. MCKENNA & CO., INC.
STATEMENT OF INCOME
For the Calendar Year Ended December 31, 2001 and 2000

	2001	2000
INCOME		
Commissions & Related Brokerage Services	$ 399,271	$ 456,180
Investment Income	132,638	131,814
Tax preparation & Consulting Fees	30,460	31,197
TOTAL INCOME	562,369	619,191
OPERATING EXPENSES		
Rent	7,060	25,100
Auto Expense	2,899	6,506
Licenses, Dues & Fees	5,547	4,297
Publications	2,010	1,326
Advertising	6,176	4,910
Office Supplies	9,910	10,871
Telephone	5,789	5,912
TV Service	627	383
Insurance	7,391	9,816
Travel & Entertainment	565	1,122
Wages - Officers	231,608	265,358
- Others	111,126	111,707
Payroll & Other Taxes	17,197	17,707
Interest	-0-	3,523
Employee Benefits & Retirements	135,544	126,297
Professional Fees	4,995	5,788
Miscellaneous	1,407	1,038
Depreciation	4,596	2,770
TOTAL OPERATING EXPENSES	554,447	604,431
NET OPERATING INCOME	7,922	14,760
Less: Provision for Corporate Taxes	(605)	571
NET INCOME	$ 7,317	$ 14,189

See Accountants' Audit Report.

FEIDEN & GREENBERG

EXHIBIT D

D.B. MCKENNA & CO., INC.
STATEMENT OF CASH FLOW
For the Calendar Year Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 7,317	$ 14,189
Add: Depreciation	4,596	2,770
Increase (Decrease) in Current Liabilities	(66,952)	65,411
(Increase) Decrease in Accounts Receivable	2,228	(2,136)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(52,811)	80,234
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Decrease in Investments	49,680	42,829
Purchase of Equipment	(431)	(17,574)
Payment of Shareholder Dividend	(20,000)	(20,000)
Payment of Shareholder Loan	-0-	(156,009)
NET CASH USED (PROVIDED) BY INVESTMENT ACTIVITIES	29,249	(150,754)
NET DECREASE IN CASH	(23,562)	(70,520)
CASH BALANCE, JANUARY 1, 2001	207,356	277,876
CASH BALANCE, DECEMBER 31, 2001	$ 183,794	$ 207,356

See Accountants' Audit Report.


FEIDEN & GREENBERG

EXHIBIT E

D.B. MCKENNA & CO., INC.
STATEMENT OF RETAINED EARNINGS
For the Calendar Year Ended December 31, 2001 and 2000

	2001	2000
BALANCE RETAINED EARNINGS - January 1,	$ 105,211	$ 111,022
PLUS: NET INCOME PER EXHIBIT C Calendar Year	7,317	14,189
LESS: SHAREHOLDER DIVIDEND	(20,000)	(20,000)
BALANCE RETAINED EARNINGS - December 31,	$ 92,528	$ 105,211

See Accountants' Audit Report.


FEIDEN & GREENBERG

EXHIBIT G

D.B. MCKENNA & CO., INC.
COMPUTATION OF NET CAPITAL
December 31, 2001

OWNERS EQUITY PER EXHIBIT B	$ 292,200
LESS: NON-ALLOWABLE ASSETS	(21,236)
NET CAPITAL BEFORE ADJUSTMENTS	$ 270,964
REDUCTIONS AS FOLLOWS	
(1) 30% of Market Value of Listed Securities	(33,509)
(2) Under Concentration: Chemfab Stock	(15,654)
MINIMUM NET CAPITAL	$ 221,801

See Accountants Audit Report.


FEIDEN & GREENBERG

EXHIBIT J

D.B. MCKENNA & CO., INC.
RECONCILIATION OF BOOKS & FOCUS REPORT
2001

Owner's Equity per Focus Report	$ 292,555
Less: Corporate Tax Adjustment	(355)
Owner's Equity, Exhibit B	$ 292,200

See Accountants' Audit Report.


FEIDEN & GREENBERG

EXHIBIT L

D.B. MCKENNA & CO., INC.
December 31, 2001

No material differences existed between reports as required and the Corporate records except those as noted on Exhibit J.

See Accountants' Audit Report.


FEIDEN & GREENBERG

EXHIBIT M

D.B. MCKENNA & CO., INC.
December 31, 2001

The attached SIPC7 Form has been reviewed and found to be accurate.



FEIDEN & GREENBERG CPAs

See Accountants' Audit Report.


FEIDEN & GREENBERG

EXHIBIT N

D.B. MCKENNA & CO., INC.
December 31, 2001

No material inadequacies were found in the examination of the 2001 Corporate books and records of D.b. McKenna & Co., Inc.



FEIDEN & GREENBERG, CPAs

See Accountants' Audit Report.


FEIDEN & GREENBERG